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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Siliconware Precision Industries Co., Ltd.

(Exact name of registrant as specified in its charter)

Taiwan, Republic of China	000-30702
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, R.O.C.
(Address of principal executive offices)		(Zip Code)

Mike Ma, telephone: +886 (4) 2534-1525,

No. 123, Sec. 3, Da Fong Road, Tantzu, Taichung, Taiwan, R.O.C.

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Siliconware Precision Industries Co., Ltd.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.spil.com.tw.

Item 1.02 Exhibits

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

By:	/s/ Mike Ma Date: April 24, 2014

Name:	Mike Ma
Title:	Vice President

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